UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                               (Amentment No. 2)

                    Under the Securities Exchange Act of 1934


                          Community Care Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002039081
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan J. Landauer
                               LTTR Home Care, LLC
                                99 Calvert Street
                                  P.O. Box 839
                            Harrison, New York 10528
                                  914-835-4200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP             0002039081          13D                  Page 2 of 16
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        LTTR Home Care LLC; ID Number BTF6529122
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  2,126,250
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                            0
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                   2,126,250
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           2,126,250
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     29.68%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 3 of 16
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Alan J. Landauer
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK, PF

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  2,188,250
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                     865,549
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  2,188,250
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         3,053,799
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     42.63%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

         This amendment to Schedule 13D is being filed by LTTR Home Care LLC and Alan J. Landauer pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended with respect to ownership of shares of common stock, par value $.01 par share (the "Common Stock") of Community Care Services, Inc., a New York corporation (the "Issuer"). Unless otherwise indicated, information set forth in the previous filings remain unchanged.


ITEM 4            PURPOSE OF TRANSACTION

                           Except as set forth herein, neither LTTR nor Alan J.
                  Landauer has any plans or proposals which relate to or would result in (i) the acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq Stock Market; (viii) the termination of registration of the Common Stock pursuant to
                  Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above. Notwithstanding the foregoing, each of LTTR and Alan J. Landauer reserves the right to effect any of such actions as it or he may deem necessary or appropriate in the future.



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                           On April 6, 1999 LTTR and the Issuer entered into a
                  letter of intent, with some binding provisions (the "Letter of Intent"), providing for the proposed acquisition by LTTR, or an affiliate thereof, of the Issuer by way of merger. Under the terms of the letter agreement, each shareholder of the Issuer would receive $1.20 per share in cash from LTTR. The consummation of the proposed transaction is subject to the negotiation and execution of definitive agreements and approval by the Issuer's shareholders. Pursuant to the Letter of Intent, the Issuer granted LTTR the exclusive right to negotiate for the acquisition of the Issuer through at least May 18, 1999 or until either party delivers written notice that negotiations toward a definitive agreement have terminated. During such period, the Issuer generally will not directly or indirectly solicit or entertain offers from a third party or discuss or consider any proposal relating to an acquisition. In addition, Deane L. Sloane, Mary Sloane, Craig
                  V. Sloane, Joshua Sloane and The Sloane Family Foundation (the "Sloane Group"), the owners of an aggregate of 2,091,250 shares of Common Stock of the Issuer, also agreed to a period of exclusive dealing with LTTR until the earlier of June 9, 1999 or the date on which written notice is given by either LTTR or the Issuer that negotiations toward a definitive agreement are terminated.

                           The foregoing descriptions are qualified in their
                  entirety be reference to the Letter of Intent and the letter agreement among LTTR and members of the Sloane

                  Group which are attached hereto as Exhibits (a) and (b) respectively and incorporated herein by reference in their entirety.

ITEM 7            EXHIBITS

                  (a) Letter of Intent dated as of April 6, 1999, between LTTR Home Care, LLC Community Care Services, Inc.

                  (b) Letter Agreement dated as of April 6, 1999, among LTTR Home Care, LLC and Dean L Sloane, Mary Sloane, Craig V. Sloane, Joshua Sloane and the Sloane Family Foundation.

                  (c)      Joint Filing Agreement

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 22, 1999


                                                   LTTR HOME CARE, LLC


                                                   By:  /s/ Alan J. Landauer
                                                      --------------------------
                                                      Alan J. Landauer
                                                      Managing Director


                                                   ALAN J. LANDAUER


                                                   /s/ Alan J. Landauer
                                                   -----------------------------
                                                      Alan J. Landauer

                                                                    Page 6 of 16
                                                                       EXHIBIT A


                               LTTR HOME CARE, LLC


                                                April 5, 1999



Community Care Services, Inc.
18 Sargent Place
Mt. Vernon, New York  10550
Attention:  Dean L. Sloane
            Chairman of the Board


             Re:  Proposal to Purchase Stock of Community Care Services, Inc.
                  -----------------------------------------------------------

Gentleman:

             This letter is intended to facilitate the negotiation of a definitive written agreement (the "Definitive Agreement") providing for the proposed acquisition by LTTR Home Care, LLC, or an affiliate thereof (the "Buyer"), of Community Care Services, Inc. (the "Company"). In this letter, (i) the Buyer and the Company are sometimes called the "Parties," (ii) the Company and its subsidiaries are sometimes called the "Target Companies," and (iii) the Buyer's acquisition of the stock of the Company is sometimes called the "Acquisition."

                                    PART ONE

             The Parties wish to commence negotiating a Definitive Agreement providing for the Acquisition. To facilitate the negotiation of a Definitive Agreement, the Parties request that the Buyer's counsel prepare an initial draft. The execution of any such Definitive Agreement would be subject to the satisfactory completion of the Buyer's ongoing investigation of the Target Companies' business, and would also be subject to approval by each Party's board of directors and by the Company's stockholders.

             Based on the information currently known to the Buyer, it is proposed that the Definitive Agreement include the following terms:

             1.            BASIC TRANSACTION

             The Buyer would acquire, by way of merger, the Company for the merger consideration (the "Purchase Price") set forth in Paragraph 2 below. The closing of this transaction (the "Closing") would occur as soon as possible after obtaining approval of the Company's stockholders.

                                                                    Page 7 of 16
                                                                       EXHIBIT A


             2.            PURCHASE PRICE

             Based on approximately 7,162,891 shares of the Company's common stock issued and outstanding, the Purchase Price would be $1.20 per share in cash paid at or after the Closing upon the delivery by the stockholders of their shares of common stock of the Company.

             3.            STOCKHOLDERS' AGREEMENT

             Concurrent with the execution of the Definitive Agreement, Dean L. Sloane, Craig V. Sloane, Mary Sloane, Joshua Sloane and the Sloane Family Foundation ( the "Sloane Group") would enter into an agreement with Buyer (the "Stockholders' Agreement") under which the Sloane Group would agree to vote all shares of the Company owned by each of the members of the Sloane Group (not less than 2,091,250 shares) in favor of the Merger and by which each would give an irrevocable proxy to Buyer to vote such shares in such member's name and on such member's behalf at any meeting of stockholders or in response to any solicitation of proxies with respect to this or any other transaction for a period of six (6) months from the date of such agreement.

             4.            BREAK-UP FEE

             The Definitive Agreement would contain a provision which would obligate the Company to pay to Buyer compensation in the event that the Company fails to complete the Merger, other than by reason of the failure of the Company to obtain stockholder approval. The Company's Board of Directors would recommend approval of the Merger to stockholders in a proxy solicitation prepared by the Company and distributed to all stockholders as soon as practicable.

             5.            NEGOTIATION OF DEFINITIVE AGREEMENT

             The Parties will use all reasonable means to cause the Definitive Agreement to be drafted, fully negotiated and executed within thirty (30) business days of the date the Company counter-signs this letter.

             6.            CONSULTING AND NONCOMPETITION AGREEMENTS

             At the Closing, Dean L. Sloane and Craig V. Sloane would each enter into a three-year consulting agreement, including a covenant not to compete, for $110,000 per year for Dean L. Sloane and $26,000 per year for Craig V. Sloane. The financial obligations under such agreements would (i) accelerate in the event of a change of control of the Buyer (which would not include a change of control involving an affiliate of the Buyer) and (ii) be guaranteed by Alan J. Landauer.

                                                                    Page 8 of 16
                                                                       EXHIBIT A


             7.            OTHER TERMS

             The Company would make comprehensive representations and warranties to the Buyer, and would provide comprehensive covenants, indemnities and other protections for the benefit of the Buyer. The consummation of the contemplated transactions by the Buyer would be subject to the satisfaction of various conditions, including definitive financing arrangements.


                                    PART TWO

             The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreements of the Parties.

             1.            ACCESS

             During the period from the date this letter is signed by the Company (the "Signing Date") until the date on which either Party provides the other Party with written notice that negotiations toward a Definitive Agreement are terminated (the "Termination Date"), the Company will afford the Buyer full and free access to each Target Company, its personnel, properties, contracts, books and records, and all other documents and data.

             2.            EXCLUSIVE DEALING

             Until the later of (i) 30 business days after the Signing Date or
(ii) the Termination Date:

             (a) the Company will not and will cause the Target Companies not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the acquisition of the shares or the Target Companies, their assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory in the ordinary course); and

             (b) The Company will immediately notify the Buyer regarding any contact between the Company, any Target Company or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

             3.            CONDUCT OF BUSINESS

             During the period from the Signing Date until the Termination Date, the Company shall cause the Target Companies to operate their businesses in the ordinary course and to refrain from any extraordinary transactions.

                                                                    Page 9 of 16
                                                                       EXHIBIT A


             4.            CONFIDENTIALITY

             Except as and to the extent required by law, the Buyer will not disclose or use, and will direct its representatives not to disclose or use to the detriment of the Target Companies, any Confidential Information (as defined below) with respect to the Target Companies furnished, or to be furnished, by either the Target Companies or their respective representatives to the Buyer or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this letter. For purposes of this Paragraph, "Confidential Information" means any information about the Target Companies stamped "confidential" or identified in writing as such to the Buyer by the Company promptly following its disclosure, unless (a) such information is already known to the Buyer or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the Buyer or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Acquisition, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the Company, the Buyer will promptly return to the Target Companies or destroy any Confidential Information in its possession and certify in writing to the Company that it has done so.

             5.            DISCLOSURE

             Except as and to the extent required by law, without the prior written consent of the other Party, neither the Buyer nor the Company will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

             6.            COSTS

             The Buyer and the Company will be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Acquisition.

             7.            ENTIRE AGREEMENT

             The Binding Provisions constitute the entire agreement between the Parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the Parties on the subject matter hereof. Except as

                                                                   Page 10 of 16
                                                                       EXHIBIT A


otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the Parties.

             8.            GOVERNING LAW

             The Binding Provisions will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles.

             9.            JURISDICTION: SERVICE OF PROCESS

             Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this letter may be brought against any of the Parties in the courts of the State of New York, County of Westchester, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

             10.           TERMINATION

             The Binding Provisions will automatically terminate on May 15, 1999 and may be terminated earlier upon written notice by either Party to the other Party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of a Party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the Parties will have no further obligations hereunder, except as stated in Paragraphs 2, 4, 6, 7, 8, 9, 10, 11 and 12 of this Part Two, which will survive any such termination.

             11.           COUNTERPARTS

             This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

             12.           NO LIABILITY

             The paragraphs and provisions of Part One of this letter do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties or any of the Target Companies. Moreover, except as expressly provided in the Binding Provisions (or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Acquisition, or relating to the negotiation of the terms of the Acquisition or any Definitive Agreement, will

                                                                   Page 11 of 16
                                                                       EXHIBIT A


give rise to or serve as a basis for any obligation or other liability on the part of the Parties or any of the Target Companies.

                                                                   Page 12 of 16
                                                                       EXHIBIT A


             If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

                                           Very truly yours,

                                           LTTR HOME CARE, LLC

                                           By: /s/  Alan J. Landauer
                                               --------------------------
                                               Alan J. Landauer
                                               Managing Director



Duly authorized, executed and agreed as to the Binding Provisions on April 6, 1999.

COMMUNITY CARE SERVICES, INC.



By:   /s/ Dean L. Sloane
      --------------------------
Name:     Dean L. Sloane
Title:    Chairman

                                                                   Page 13 of 16
                                                                       EXHIBIT B



                               LTTR HOME CARE, LLC





                                            April 5, 1999




Dean L. Sloane
Community Medical Transport, Inc.
4 Gannett Drive
White Plains, New York 10604

                  Exclusive Period to Negotiate Definitive Agreement
                  --------------------------------------------------

Dear Mr. Sloane:

         This letter is intended to facilitate the negotiation of a definitive written agreement ("Definitive Agreement") providing for the proposed acquisition by LTTR Home Care, LLC, or an affiliate thereof (the "Buyer") of Community Care Services, Inc. (the "Company"). You have represented that not less than 2,091,250 shares of common stock of the Company are beneficially owned by Dean L. Sloane, Mary Sloane, Joshua Sloane, Craig V. Sloane and the Sloane Family Foundation (the "Sloane Group"). We understand that each member of the Sloane Group acknowledges having read the letter of intent dated April 5, 1999 from the Buyer to the Company regarding the Buyer's proposal to purchase shares of the Company and concurs with the intentions of the parties stated therein. In this letter, (i) the Buyer and the Sloane Group are sometimes called the "Parties," and (ii) the shares of common stock of the Company beneficially owned by the Sloane Group are sometimes called the "Shares."

         1.       EXCLUSIVE DEALING

         Until the earlier of (i) forty-five (45) business days after the execution of this letter by the members of the Sloane Group or (ii) the date on which either the Buyer or the Company provides the other party with written notice that negotiations toward a Definitive Agreement are terminated, no member of the Sloane Group will (a) transfer or encumber any interest (including without limitation any voting interest) in the Shares, (b) solicit, initiate, or encourage, directly or indirectly, the submission of any proposal or offer from any person relating to the acquisition of the Shares or (c) participate in any discussion or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. Each member of the Sloane Group or his or her representative will notify the Buyer immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

                                                                   Page 14 of 16
                                                                       EXHIBIT B



Community Care Services, Inc.
April 5, 1999                                                            Page 2.

         2.       DISCLOSURE

         Except as and to the extent required by law, without the prior written consent of the other Party, neither the Buyer nor any member of the Sloane Group will, and each will direct his or its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

         3.       GOVERNING LAW

         This letter agreement will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles.

         4.       JURISDICTION: SERVICE OF PROCESS

         Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this letter may be brought against any of the Parties in the courts of the State of New York, County of Westchester, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

         5.       INJUNCTIVE RELIEF

         The Parties confirm that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other suitable remedy, but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Party aggrieved as against the other Party for a breach or threatened breach of any provision hereof, it being the intention by this section to make clear the agreement of the Parties that the respective rights and obligations of the Parties hereunder shall be enforceable in equity as well as at law of otherwise.

         6.       COUNTERPARTS

         This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

                                                                   Page 15 of 16
                                                                       EXHIBIT B


Community Care Services, Inc.
April 5, 1999                                                            Page 3.

         If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, and have each member of the Sloane Group sign where indicated, which thereupon will constitute the Parties' agreement with respect to its subject matter.

                                            Yours sincerely,

                                            LTTR HOME CARE, LLC


                                            By:  /s/ Alan J. Landauer
                                                 --------------------------
                                                     Alan J. Landauer
                                                     Managing Director


Duly executed and agreed to on April 6, 1999


THE SLOANE GROUP


/s/ Dean L. Sloane
------------------------
Dean L. Sloane



/s/ Mary Sloane
------------------------
Mary Sloane


/s/ Craig V. Sloane
------------------------
Craig V. Sloane


/s/ Joshua Sloane
------------------------
Joshua Sloane


The Sloane Family Foundation


By:  /s/ Dean L. Sloane
------------------------
Dean L. Sloane

                                                                   Page 16 of 16
                                                                       EXHIBIT C


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of an amendment to a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Community Care Services, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 22nd day of April, 1999.

                                                LTTR HOME CARE, LLC


                                                By:  /s/ Alan J. Landauer
                                                   ----------------------
                                                   Alan J. Landauer
                                                   Managing Director


                                                ALAN J. LANDAUER


                                                /s/ Alan J. Landauer
                                                -------------------------
                                                   Alan J. Landauer